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June 19, 2009 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549		FIRM / AFFILIATE OFFICES
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Attention:	Cecilia Blye, Chief of Global Security Risk	London	Silicon Valley
	Peggy Fisher, Assistant Director	Los Angeles	Singapore
	Predip Bhaumik, Special Counsel	Madrid	Tokyo
Re:	Advanced Micro Devices, Inc.	Milan Moscow	Washington, D.C.
Form 10-K for the Fiscal Year Ended December 27, 2008
	Filed February 24, 2009	File No. 025681-0038
Form 8-K, Filed October 23, 2008
File No. 0-52105

Ladies/Gentlemen:

On behalf of Advanced Micro Devices, Inc. (“AMD” or the “Company”), we confirm receipt of the letter dated May 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 27, 2009 (the “Form 10-K”) and Form 8-K, filed October 23, 2008 (the “Form 8-K”). We are responding to the Staff’s comment on behalf of AMD, as set forth below. The Staff’s comment is set forth below in bold. AMD’s response follows the Staff’s comment.

General

1.	It appears from exhibit 21 to your Form 10-K, exhibit 99.1 to your Form 8-K, and the “AMD Worldwide” section of your website that you have operations in the Middle East and Africa, which are regions that include Iran, Syria, and Sudan. In addition, we are aware of a December 2007 news report that your processors have been used to build Iran’s most powerful supercomputer. Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran, Syria, or Sudan. Please describe to us the nature and extent of any past, current, and anticipated contacts with the referenced countries, whether through joint ventures, distributors, resellers, or other direct or indirect arrangements. Your response should describe

United States Securities and Exchange Commission

June 19, 2009

any products or technology you had provided to the referenced countries, directly or indirectly, and any agreements, commercial agreements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: In response to the Staff’s comment, the Company advises the Staff that AMD has not had any direct authorized contacts with Iran, Syria or Sudan (collectively, the “Embargoed Countries”). The Company has not provided any products or technology to the Embargoed Countries and has had no agreements, commercial agreements or other business contracts with the governments of the Embargoed Countries or entities controlled by those governments.

The Company has an established export management system (“EMS”) which sets forth strict policies relating to its export related activities. The Company has designed these policies to ensure compliance with U.S. export control laws. The EMS governs the review of all sales and shipments to countries which are subject to U.S. economic and export sanctions. In addition, it is the Company’s policy that all authorized distributors of AMD products contractually commit that they will fully comply with all U.S. export control laws with respect to their sales and shipments of AMD products. The Company also periodically requests that its authorized distributors reaffirm these commitments.

In connection with this letter, AMD specifically consulted Mark Tyrrell, the Director of Corporate Investigations & Security for AMD, and Steven Kott, Senior Manager of Global Trade, the AMD department responsible for ensuring compliance with export regulations, to confirm that the Company has not had contact with any of the Embargoed Countries. AMD also reviewed its shipment tracking data since July 2006 in its SAP BW database through which all orders are processed and determined that the Company has not authorized, directly or indirectly, the sale or shipment of any AMD products to the Embargoed Countries. In addition, the Company contacted the relevant sales team leads, including Gaith Kadir, the General Manager of Middle East and Africa Sales, and confirmed that there was no contact by the Company with any of the Embargoed Countries.

In 2006, AMD submitted letters and supporting documents in response to a subpoena by the United States Department of Commerce Bureau of Industry and Security (the “BIS”). These materials show that, through July 2006, the date of the Company’s response thereto, AMD’s databases show no record of any authorized direct or indirect shipments of AMD products into Iran or any other Embargoed Country. We are happy to provide you with copies of these materials if you would like.

Supporting material sent to the Committee on Foreign Investment in the United States (“CFIUS”) in December 2008 corroborated the above findings. The responses detail the controls that AMD has in place, including EMS, to prevent its distributors from selling products to prohibited end-users. These materials also contradict the articles referenced by the Staff that AMD processors were used in the construction of an Iranian supercomputer, showing that there are no records that indicate any improper or illegal shipment of technology to Iran, Syria or Sudan by AMD. Again, we are happy to provide you with copies of these materials.

United States Securities and Exchange Commission

June 19, 2009

The Company respectfully advises the Staff that in the rare occasions in the past where the Company has discovered an unauthorized resale by a distributor or direct customer of its product to an Embargoed Country, AMD has immediately terminated the export of its products to such customers or distributors if such customer or distributor does not agree to immediately cease such sales. The Company then investigated the matter and reported the occurrence to the BIS, if necessary. The Company also meets regularly with BIS to provide information on current and future plans for its semiconductor business and product development path, in order to provide transparency for its operations and ensure full compliance. If or when press reports or allegations are made regarding such re-sale technology being used by an Embargoed Country, these items are carefully reviewed by the Company and any appropriate actions are taken, including proactively alerting BIS.

Finally, the Company reviews its export activities on an annual basis to ensure compliance with all U.S. export control regulations and mandates export compliance training for all sales managers, sales supervisors and sales employees. The training is supplemented by periodic refresher-training courses on export compliance procedures.

* * * * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 8-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 8-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Rose Jennings, Advanced Micro Devices, Inc.